CELLECTAR BIOSCIENCES, INC.

3301 Agriculture Drive

Madison, WI 53716

November 18, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scot Foley

Re:	Cellectar Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-214310

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-214310), as amended, be accelerated so that the Registration Statement will become effective at 4:15 p.m. on November 21, 2016, or as soon as practicable thereafter.

Very truly yours,

CELLECTAR BIOSCIENCES, INC.

By:	/s/ James Caruso
James Caruso, President and Chief Executive Officer